MORNINGSTAR FUNDS TRUST
22 W. Washington Street
Chicago, Illinois 60602

FORESIDE FUND SERVICES, LLC
Three Canal Plaza, Suite 100
Portland, Maine 04101

July 10, 2018

Via EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attn: Mr. John Grzeskiewicz

Re:	Morningstar Funds Trust
Registration Statement on Form N-1A
(File Numbers: 333-216479; 811-23235)
Request for Acceleration

Dear Mr. Grzeskiewicz:
On behalf of Morningstar Funds Trust and its principal underwriter, Foreside Fund Services, LLC, pursuant to the requirements of Rule 461 under the Securities Act of 1933, we respectfully request that the effectiveness of the above-mentioned Registration Statement, as amended by Pre-Effective Amendment No. 2, filed on June 28, 2018 (Accession number 0001193125-18-207803), be accelerated to July 11, 2018, or as soon as practicable thereafter.
Thank you for your prompt attention to the request for acceleration.  Please contact Eric Purple at (202) 507-5154 or Nicole Simon at (212) 812-4137 if you have any questions or need further information.

/s/ Scott Schilling	/s/ Mark A. Fairbanks
Mr. Scott Schilling	Mark A. Fairbanks
Chief Compliance Officer, Anti-Money	Vice President
Laundering Compliance Officer, and	Foreside Fund Services, LLC
Secretary
Morningstar Funds Trust

cc:	Mr. Pat Maloney
Mr. Allen Bliss
Mr. Eric S. Purple
Ms. Nicole Simon